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                                    EXHIBIT 8



                                   TAX OPINION




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                                                                  April 17, 1997

Mr. Flake Oakley
Chief Financial Officer
Colonial BancGroup, Inc.
P.O. Box 1109
Montgomery, AL 36101

Dear Mr. Oakley:

For various business reasons, First Commerce Banks of Florida, Inc. (Acquired Corporation) and The Colonial BancGroup, Inc. (BancGroup) have entered into an Agreement and Plan of Merger (Agreement). Pursuant to your request, our letter addresses the income tax consequences of the proposed transaction as outlined below. We will address whether the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986 (I.R.C.). We will also address additional income tax consequences to Acquired Corporation, BancGroup, and shareholders.

BACKGROUND

Acquired Corporation, a Florida corporation, operates as a bank holding company for its wholly owned subsidiary, First Commerce Bank of Polk County (Bank), with its principal office in Winter Haven, Florida. BancGroup, a Delaware corporation, is a bank holding company with Subsidiary banks in Florida (Colonial Bank), Alabama, Georgia and Tennessee.

CERTAIN TERMS OF THE MERGER

At the effective date of the merger, Acquired Corporation will merge with and into BancGroup, with BancGroup as the surviving corporation. Pursuant to the terms of the transaction, each share of common stock of Acquired Corporation outstanding and held by Acquired Corporation's shareholders other than shares held by shareholders who perfect their dissenter's rights, will be converted by operation of law and without any action on the part of the parties or the holders thereof into shares of BancGroup Common Stock at a rate of .4326 of a share of BancGroup Common Stock for each share of Acquired Corporation Stock. On the effective date and as a result of the merger, BancGroup will assume all the outstanding options of Acquired Corporation, whether or not vested or exercisable. Each such option will cease to represent a right to acquire Acquired Corporation Common Stock and will, instead, represent a right to acquire BancGroup common stock on substantially


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the same terms applicable to the Acquired Corporation Options except as specified in the Agreement.

No fractional shares of BancGroup Common Stock will be issued. Instead, each holder of shares of Acquired Corporation Stock having a fractional interest arising upon the conversion of such shares into shares of BancGroup Common Stock shall, at the time of surrender of the certificates previously representing Acquired Corporation Stock, be paid by BancGroup an amount in cash. Any shareholder of Acquired Corporation who does not vote in favor of the Agreement and who complies with certain procedures relating to the rights of dissenting shareholders will be entitled to receive payment for the fair value of his or her Acquired Corporation Stock.

Further, after consummation of the merger, BancGroup and Acquired Corporation anticipate merging two bank subsidiaries, the Bank and Colonial Bank. Colonial Bank will be the surviving entity.

REPRESENTATIONS OF PARTIES

         - BancGroup and Acquired Corporation intend that the merger will qualify for federal income tax purposes as a "reorganization" within the meaning of I.R.C. Section 368(a) of the Code.

         - The fair market value of the BancGroup stock received by each shareholder of Acquired Corporation pursuant to the terms of the Agreement will be approximately equal to the fair market value of Acquired Corporation surrendered in the exchange. The terms of the Agreement are the result of arm's-length negotiations between unrelated parties.

         - There is no plan or intention by the shareholders of Acquired Corporation to sell, exchange, or otherwise dispose of a number of shares of acquiring stock received in the transaction that will reduce the Acquired Corporation shareholders' ownership of BancGroup stock to a number of shares having a value, as of the date of the transaction, of less than fifty percent of the value of all of the formerly outstanding stock of Acquired Corporation as of the same date. For purposes of this representation, shares of Acquired stock exchanged for cash, and surrendered by dissenters, or exchanged for cash in lieu of fractional shares of BancGroup stock will be treated as outstanding Acquired Corporation stock on the date of the transaction. Shares of Acquired stock and shares of BancGroup stock held by Acquired Corporation shareholders and otherwise sold, redeemed or disposed of prior or subsequent to the transaction will be considered in making this representation.

         - Following the merger, BancGroup will continue the historic business of Acquired Corporation or use a significant portion of Acquired Corporation's historic business assets in a business.


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         -        Acquired Corporation, BancGroup and Acquired Shareholders will pay their respective expenses, if any, incurred in connection with the transaction.

         - No part of the consideration received by the Acquired Corporation shareholders will be received by them in their capacity as debtor, creditor, employee, or any way other than as shareholder.

         - The fair market value of the assets of Acquired Corporation transferred to BancGroup will equal or exceed the sum of the liabilities assumed by BancGroup plus the amount of liabilities, if any, to which the assets transferred are subject.

         - The total adjusted basis of the assets of Acquired Corporation transferred to BancGroup will equal or exceed the sum of the liabilities assumed by BancGroup plus the amount of liabilities, if any, to which the assets transferred are subject.

         - If nonqualified stock options to purchase Acquired Corporation common stock are exchanged for nonqualified stock options to purchase BancGroup common stock, then the difference between the option price and fair market value of BancGroup common stock subject to options immediately after the exchange will be equal to (or greater than) the difference between the option price and the fair market value of Acquired Corporation common stock subject to options immediately before the exchange. All other terms of the BancGroup nonqualified stock options will be the same as those of Acquired Corporation's nonqualified stock options.

         - Any incentive stock options acquired from Acquired Corporation as a part of the merger and reissued by BancGroup will be issued at substantially the same terms, so as not to create material modification as defined in I.R.C. Section 424.

TAX CONSEQUENCES TO ACQUIRED CORPORATION AND BANCGROUP

The merger of Acquired Corporation with and into BancGroup will constitute a merger within the meaning of I.R.C. Section 368(a)(1)(A), provided that the merger qualifies as a statutory merger pursuant to state law. Acquired Corporation and BancGroup will each be "a party to the reorganization" within the meaning of I.R.C. Section 368(b) of the Code. Based upon I.R.C. Sections 357(a) and 361(a), Acquired Corporation will recognize no gain or loss when it transfers its assets to BancGroup in a constructive exchange solely for BancGroup's stock and the assumption of Acquired Corporation's liabilities by BancGroup. Acquired Corporation will not recognize any gain or loss upon the receipt of cash in the exchange if it distributes such property as part of the plan of reorganization under I.R.C. Section 361(b).

Pursuant to I.R.C. Section 1032 of the Code, no gain or loss will be recognized by BancGroup upon the acquisition by BancGroup of the assets of Acquired Corporation in exchange for BancGroup common stock and the assumption of Acquired Corporation's


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liabilities. BancGroup's basis in the assets acquired in the transaction will be equal to the basis of the assets in the hands of Acquired Corporation immediately before the transaction under I.R.C. Section 362(b). I.R.C. Section 1223(2) provides that BancGroup's holding period for each Acquired Corporation asset received in the merger will include the period during which the asset was held by Acquired Corporation immediately before the transaction.

Pursuant to I.R.C. Section 381(a), BancGroup will succeed to and take into account the items of Acquired Corporation described in I.R.C. Section 381(c), subject to the conditions and limitations of I.R.C. Sections 381, 382, 383, 384, and 1502 and the regulations thereunder. BancGroup will succeed to and take into account the earnings and profits, or deficit in earnings and profits, of Acquired Corporation as provided by I.R.C. Section 382(c)(2) of the Code and
Section 1.381(c)(2)-1 of the Regulations.

TAX CONSEQUENCES TO BANK AND COLONIAL BANK

The merger of Bank with and into Colonial Bank will constitute a merger within the meaning of I.R.C. Section 368(a)(1)(A), provided that the merger qualifies as a statutory merger pursuant to state law. Bank and Colonial Bank will each be "a party to the reorganization" within the meaning of I.R.C. Section 368(b) of the Code. Based upon I.R.C. Sections 357(a) and 361(a), Bank will recognize no gain or loss when it transfers its assets to Colonial Bank's in a constructive exchange solely for Colonial Bank's stock and the assumption of Colonial Bank's liabilities by BancGroup. Bank will also not recognize any gain or loss upon the receipt of cash in the exchange if it distributes such property as part of the plan of reorganization under I.R.C. Section 361(b).

Pursuant to I.R.C. Section 1032 of the Code, no gain or loss will be recognized by Colonial Bank upon the acquisition by Colonial Bank of the assets of Bank in exchange for Colonial Bank's common stock and the assumption of Bank's liabilities. Colonial Bank's basis in the assets acquired in the transaction will be equal to the basis of the assets in the hands of Bank immediately before the transaction per I.R.C. Section 362(b). I.R.C. Section 1223(2) provides that Colonial Bank's holding period for each Bank asset received in the merger will include the period during which the asset was held by Bank immediately before the transaction.

Pursuant to I.R.C. Section 381(a), Colonial Bank will succeed to and take into account the items of Bank described in I.R.C. Section 381(c), subject to the conditions and limitations of I.R.C. Sections 381, 382, 383, 384, and 1502 and the regulations thereunder. Colonial Bank will succeed to and take into account the earnings and profits, or deficit in earnings and profits, of Bank as provided by I.R.C. Section 382(c)(2) of the Code and Section 1.381(c)(2)-1 of the Regulations.

TAX CONSEQUENCES TO ACQUIRED CORPORATION SHAREHOLDERS


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I.R.C. Section 354 states that a shareholder who receives solely BancGroup common stock in exchange for Acquired Corporation common stock will recognize no gain or loss on the exchange, except with respect to cash received in lieu of a fractional interest in BancGroup common stock. I.R.C. Section 358 of the Code provides that the shareholder's tax basis in the BancGroup common stock received in the exchange will be the same as the basis of the Acquired Corporation common stock surrendered, decreased by the amount of cash (if any) received by the shareholder and increased by the amount of gain (if any) recognized in the exchange. I.R.C. Section 1223 of the Code provides that such shareholder will include the period during which Acquired Corporation stock was held in his holding period for the BancGroup common stock received in the exchange.

The payment of cash in lieu of fractional shares of BancGroup common stock will be treated as if the fractional shares were issued as part of the exchange and then redeemed by BancGroup. These cash payments will be treated as having been received as distributions in full payment in exchange for the stock redeemed as provided in I.R.C. Section 302(a) of the Code. Generally, any gain or loss recognized upon such exchange will be capital gain or loss, provided the fractional share constitutes a capital asset in the hands of the exchanging shareholder. The shareholders will recognize capital gain or loss equal to the difference between the cash received and the basis of the fractional share interest that would have been issued.

Holders of shares of Acquired Corporation Common Stock who receive cash upon the exercise of any appraisal rights will be subject to a taxable transaction for federal income tax purposes. Such a shareholder will recognize gain or loss measured by the difference between the tax basis for his or her shares and the amount of cash received pursuant to I.R.C. Section 1012 of the Code (unless the receipt of cash is treated as a dividend, as described below).

In certain circumstances, the receipt of solely cash by an Acquired Corporation shareholder could be treated as a dividend (to the extent of the shareholder's ratable share of applicable earnings and profits) if the shareholder constructively owns shares of Acquired Corporation Common Stock that are exchanged for BancGroup Common Stock in the Merger. Generally, a shareholder constructively owns stock that is owned by members of the shareholder's family, and by certain controlled or related partnerships, estates, trusts and corporations, pursuant to the constructive ownership rules of I.R.C. Section 318 of the Code, as well as any shares that the shareholder has an option to acquire.

The receipt of solely cash by an Acquired Corporation shareholder in exchange for his stock will not be treated as a dividend if such exchange or receipt results in a meaningful reduction or a substantially disproportionate reduction in the shareholder's ownership interest or results in a complete termination of the shareholder's interest, taking into account, in each case, the constructive ownership rules described above. A complete termination of a shareholder's interest will occur if, after the receipt of cash in exchange for stock, the shareholder owns no shares of stock in BancGroup. Thus, a shareholder who


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receives solely cash for all of the stock actually owned by him will generally qualify for capital gain treatment under the complete termination test if none of the shares constructively owned by him are exchanged in the merger for BancGroup Common Stock and the shareholder does not otherwise own, actually or constructively, any shares of BancGroup Common Stock after the merger.

Where the complete termination of interest test is not satisfied with respect to a particular shareholder (because, for example, Acquired Corporation shares owned by a related party are exchanged for BancGroup Common Stock in the merger), that shareholder will nonetheless generally be entitled to capital gain treatment if the receipt of cash in exchange for his shares results in a "substantially disproportionate" reduction or a "meaningful" reduction in his ownership interest. I.R.C. Section 302 of the Code provides that a shareholder's reduction in ownership interest should normally be "substantially disproportionate," and capital gain treatment should normally result, if (1) the shareholder owns less than 50% of the total combined voting power of all classes of stock immediately after the merger, and (2) the shareholder's proportionate stock interest in BancGroup immediately after the merger is 20% or more below what his proportionate interest in BancGroup would have been if he had received solely BancGroup Common Stock in the merger.

Acquired Corporation shareholders who constructively own stock in Acquired Corporation should consult a tax advisor regarding the characterization of cash payments received in the reorganization in exchange for Acquired Corporation stock as either capital gain income or dividend income.


CONVERSION OF ACQUIRED CORPORATION OPTIONS INTO BANCGROUP OPTIONS

         INCENTIVE STOCK OPTIONS

The assumption and conversion of Acquired Corporation incentive stock options, whether vested or exercisable, into rights to acquire BancGroup common stock pursuant to the terms of the Agreement shall not be considered the granting of a new option as long as the following requirements of I.R.C. Section 424 are met. I.R.C. Section 424 provides that the excess of the aggregate fair market value of the shares subject to the options immediately after the substitution or assumption over the aggregate option price of such shares is not more than the excess of the aggregate fair market value of all shares subject to the option immediately before such substitution or assumption over the aggregate option price of such shares. Section 424 also provides that the new option or the assumption of the old option must not give the employee additional benefits which he did not have under the old option. If the terms of the old option are modified, extended, or renewed, such modification, extension, or renewal shall be considered the granting of a new option which will disqualify the option as an incentive stock option.


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The shareholders of Acquired Corporation, in lieu of receiving BancGroup options, can elect to receive shares of BancGroup common stock for the difference between the exercise price of Acquired Corporation options and the fair market value of BancGroup stock at the effective date of the Agreement. This election, if made, is effectively a "cashless exercise" of an incentive stock option (i.e. the option holder is treated as exercising all of the options and remitting a portion of the Bancgroup stock to Acquired Corporation in satisfaction of the exercise price ("foregone stock"). The cashless exercise of Acquired Corporation incentive stock options will result in the option holder recognizing ordinary income equal to the amount of the bargain purchase element of the Bancgroup stock foregone. In addition, if Acquired Corporation's incentive stock plan does not have a cashless exercise feature, the cashless exercise of an incentive stock option by an option holder could be interpreted as a material modification under I.R.C. Section 424. If the cashless exercise feature constituted a material modification, all incentive stock options of Acquired Corporation would lose their status as incentive stock options and would be taxed as nonqualified stock options. The disqualification of an incentive stock option would entitle Acquired Corporation to a compensation deduction when the option is exercised.

         NONQUALIFIED STOCK OPTIONS

The assumption and conversion of Acquired Corporation nonqualified stock options into BancGroup nonqualified stock options pursuant to the merger will not result in current federal income tax consequences if neither the nonqualified options to purchase shares of Acquired Corporation stock nor the substituted options to purchase BancGroup stock have a readily ascertainable value. I.R.C. Section 83(e) provides that I.R.C. Section 83 does not apply to the transfer of an option without a readily ascertainable fair market value. The regulations under
Section 1.83-7 state that if an option is not actively traded on an established market, the option does not have a readily ascertainable fair market value when granted unless a taxpayer can show that the option is transferable by the optionees; the option is exercisable immediately in full by the optionee; the option or property subject to the option is not subject to any restriction or condition that has a significant effect upon the fair market value of the option; and, the fair market value of the option privilege is readily ascertainable under the provision for determining fair market value in the case of options not actively traded on an established market.

The shareholders of Acquired Corporation, in lieu of receiving BancGroup options, can elect to receive shares of BancGroup common stock for the difference between the exercise price of Acquired Corporation options and the fair market value of BancGroup stock at the effective date of the Agreement. The cashless exercise of nonqualified stock options does not alter the timing or character of income recognition. The shareholders of Acquired Corporation will recognize ordinary income for the fair market value of the stock received in conjunction with the exercise of the options (i.e. the difference between the fair market value of Bancgroup stock and the exercise price). Acquired Corporation is entitled to a corresponding compensation deduction of the same amount.


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SUMMARY

The merger of BancGroup and Acquired Corporation will qualify as a tax-free reorganization within the meaning of I.R.C. Section 368(a)(1)(A). BancGroup's basis in Acquired Corporation's assets will be the same as Acquired Corporation's basis in its assets before the merger. The merger of Colonial Bank and Bank will also qualify as a tax-free reorganization within the meaning of I.R.C. Section 368(a)(1)(A). Colonial Bank's basis in Bank's assets will be the same as Bank's basis in its assets before the merger. Acquired Corporation shareholders will retain a substituted basis in the shares of BancGroup stock received in the merger decreased by the amount of cash received and increased by the amount of gain recognized in the deal. The only taxable consequences will be to those shareholders who receive cash in lieu of fractional shares and those shareholders who receive solely cash in the exchange upon perfecting their dissenter's rights. Shareholders receiving cash must examine their actual and constructive ownership of Acquired Corporation and BancGroup stock for purposes of determining the tax consequences of the cash payments.

The cashless exercise of Acquired Corporation incentive stock options will result in the option holders recognizing ordinary income equal to the amount of the bargain purchase element of the BancGroup stock foregone. In addition, there is a risk that a cashless exercise of incentive stock options could be treated as a material modification under I.R.C. Section 424, subjecting all incentive stock options issued by Acquired Corporation to taxation as nonqualified stock options. The cashless exercise of Acquired Corporation nonqualified stock options will result in the option holders recognizing ordinary income equal to the fair market value of stock received, with a corresponding compensation deduction to Acquired Corporation.

If you have any questions or comments, please call Thomas Lee or Mark Borden at
(205) 252-8400.

Very Truly Yours,




Coopers & Lybrand L.L.P.


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